UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

China Technology Development Group Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G84384109

(CUSIP Number)

CMTF Private Equity One

48/F, One Exchange Square, Central

Hong Kong SAR, China

Attention: Mr. Feng Yu

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G84384109
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CMTF Private Equity One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 3,322,260
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,322,260
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,322,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 17.2%
14	Type of Reporting Person (See Instructions) IV

SCHEDULE 13D

Item 1 – Security and Issuer

This statement relates to the common stock, par value $0.01 (the “Common Stock”), of China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong SAR, China.

Item 2 – Identity and Background

(a)	This statement is being filed by CMTF Private Equity One (the “Reporting Person”).

(b)	The Reporting Person’s principal business is asset management.

(c)	The Reporting Person’s business address is 48/F, One Exchange Square, Central, Hong Kong SAR, China.

(d)	During the last five years, neither the Reporting Person nor any director or executive officer of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any director or executive officer of the Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized under the laws of the Cayman Islands.

Item 3 – Source and Amount of Funds or Other Consideration

On May 12, 2009, China Green Holdings Ltd. (“CGHL”), a wholly-owned subsidiary of the Issuer, issued a convertible note in the principal amount of $10,000,000 (the “Convertible Note”) to the Reporting Person. The Convertible Note was, at the Reporting Person’s option, either (a) convertible into outstanding ordinary shares of CGHL or (b) exchangeable for shares of the Issuer’s Common Stock.

In accordance with the terms of the Convertible Note, as amended, the Reporting Person exchanged the entire principal amount of the Convertible Note for 3,322,260 shares of Common Stock, which were issued to the Reporting Person on November 30, 2009 (the “Shares”). As of December 3, 2009, the Issuer had 19,280,057 shares of Common Stock issued and outstanding.

Item 4 – Purpose of Transaction

The Reporting Person holds the Shares for investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions. Additionally, the Reporting Person may, from time to time, sell the Shares in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. Subject to the foregoing, the Reporting Person has no current plans or proposals which relate to or would result in any of the events specified in Item 4 of Schedule 13D.

Item 5 – Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of 3,322,260 shares of Common Stock, representing 17.2% of the Issuer’s outstanding Common Stock based on 19,280,057 shares of the Common Stock outstanding as of December 3, 2009, as reported on the Issuer’s Form 6-K filed on December 3, 2009.

(b)	The Reporting Person has the sole power to vote and dispose of all the Shares.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above. The Convertible Note was issued by the Issuer to the Reporting Person pursuant to a Subscription Agreement, dated as of April 28, 2009, by and among the Reporting Person, CGHL, the Issuer and China Green Industry Group Limited.

Item 7 – Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/6/10
Date

/s/ Feng Yu
Signature

Director
Name/Title